Exhibit 99.2

Bolivia: new gas and condensate discovery on the Aquio block in the Andean foothills

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, May 12, 2011 - Total announces that the exploration well AQI-X1001 drilled by its subsidiary Total E&P Bolivie (“TEPBo”) has encountered gas and condensate on the Aquio block. This well confirms the northern extension of the Incahuasi structure, discovered in 2004 by the exploration well ICS-X1 in the adjacent Ipati block.

The presence of hydrocarbons has been confirmed by a test over a limited section of the formation, which has produced gas and condensate at initial rates of over 500,000 cubic metres per day and 500 barrels per day respectively. Hydrocarbons discovered in the Aquio and Ipati blocks are contained in fractured sandstones reservoirs of Devonian age. TEPBo has submitted for its approval by the Bolivian Authorities a Declaration of Commerciality related to both blocks.

TEPBo is the Operator of the Aquio and Ipati blocks with an 80% participating interest, in association with Tecpetrol de Bolivia (20%). In accordance with an agreement entered into in 2010 but which remains subject to the approval of the Bolivian Authorities, TEPBo will assign to Gazprom a 20% participating interest in both blocks.

Total Exploration and Production in Bolivia

Present in Bolivia since 1996, TEPBo also owns a 15% participating interest in the San Alberto and San Antonio producing blocks which mainly supply natural gas to Brazil as well as a 41% participating interests in the Itaú field, which was put on stream earlier this year to supply gas to Argentina.

In 2008, TEPBo, Gazprom and the national company Yacimentos Petroliferos Fiscales Bolivianos (YPFB) signed a Cooperation Agreement to explore the 7,856 square kilometres Azero block, neighbouring the Aquio and Ipati blocks, within the framework of a joint venture company in which TEPBo and Gazprom will own equal stakes.

*******

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com